UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     ) *

Stone Energy Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

861642403

(CUSIP Number)

William S. Moss III

Talos Energy LLC

500 Dallas Street, Suite 2000

Houston, Texas 77002

(713) 328-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Stephen M. Gill and Lande A. Spottswood

Vinson & Elkins L.L.P.

1001 Fannin St., Suite 2300

Houston, Texas 77002

(713) 758-4458 and (713) 458-2326

November 21, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 861642 403	Page 2 of 7

(1)	NAMES OF REPORTING PERSONS Talos Energy LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not applicable (see Item 3)
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	SOLE VOTING POWER -0-
	(8)	SHARED VOTING POWER 10,563,263 (See Note 1)
	(9)	SOLE DISPOSITIVE POWER -0-
	(10)	SHARED DISPOSITIVE POWER -0-
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,563,263 shares of Common Stock, par value $0.01 per share, of the Issuer (see Note 1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.8% (see Note 2)
(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
(1)	The Reporting Person does not own any shares of Common Stock, par value $0.01 per share of the Issuer, as defined below (the “Stone Common Stock”). However, because the Reporting Person is a party to the Voting Agreements (as defined below), the Reporting Person may be deemed to have shared voting power to vote up to an aggregate of 10,563,263 shares of Stone Common Stock with respect to the matters covered by the Voting Agreements. Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.
(2)	Calculation of percentage based on 19,999,112 shares of Stone Common Stock issued and outstanding as of November 21, 2017, as represented to the Reporting Person by the Issuer pursuant to the Transaction Agreement (as defined below).

SCHEDULE 13D

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Item 1.	Security and Issuer

This Schedule 13D (this “Schedule 13D”) is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the common stock, par value $0.01 per share (the “Stone Common Stock”), of Stone Energy Corporation, a Delaware corporation (the “Issuer” or “Stone”), the principal executive offices of which are located at 625 E. Kaliste Saloom Road, Lafayette, Louisiana, 70508.

Item 2.	Identity and Background

This Schedule 13D is filed on behalf of Talos Energy LLC, a Delaware limited liability company (the “Reporting Person” or “Talos”). Talos is a manager-managed limited liability company with a board of directors.

The principal business of Talos is the exploration, development and acquisition of natural gas and oil properties.

The principal business address of Talos is 500 Dallas Street, Suite 2000, Houston, Texas 77002.

The name, present principal occupation or employment and citizenship of each director and executive officer, as applicable, of the Reporting Person is provided in Annex A to this Schedule 13D, which is incorporated by reference herein.

During the last five years, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons listed in Annex A has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On November 21, 2017, Talos entered into a Transaction Agreement (the “Transaction Agreement”) with the Issuer, Talos Production LLC, a Delaware limited liability company and wholly owned subsidiary of Talos (“Talos Production” and together with Talos, the “Talos Entities”), Sailfish Energy Holdings Corporation, a Delaware corporation and wholly owned subsidiary of Issuer (“New Sailfish”) and Sailfish Merger Sub Corporation, a Delaware corporation and wholly owned subsidiary of New Sailfish (“Merger Sub”), that provides, among other things, for the combination of the Talos Entities with the Issuer.

On November 21, 2017, contemporaneously with the execution of the Transaction Agreement, each of Franklin Advisers, Inc. and MacKay Shields LLC (collectively, the “Specified Stone Stockholders”) entered into a Voting Agreement (the “Voting Agreements”) with Talos and Stone with respect to the Transaction Agreement.

The shares of Stone Common Stock to which this Schedule 13D relates have not been purchased by Talos, and no funds were expended in connection with the execution of either the Transaction Agreement or the Voting Agreements.

Item 4.	Purpose of Transaction

The Transaction Agreement provides that, upon the terms and subject to the conditions set forth therein, Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving entity and a wholly owned subsidiary of New Sailfish (the “Merger”) and as a result of the Merger, each issued and outstanding share of Stone Common Stock will be converted into the right to receive one share of common stock, par value $0.01 per share, of New Sailfish (the “New Sailfish Common Stock”). Immediately following the Merger, in a series of transactions, the Talos Entities will be combined with the Issuer and New Sailfish Common Stock will be issued to the members of Talos and certain other Talos shareholders (together with the Merger, the “Transactions”).

The completion of the Transactions is subject to satisfaction or waiver of closing conditions, including (1) the adoption of the Transaction Agreement by Stone stockholders, (2) the effectiveness of the registration statement on Form S-4 pursuant to which the shares of New Sailfish Common Stock issuable in the Transactions are registered with the Securities and Exchange Commission, (3) the authorization for listing of New Sailfish Common Stock

SCHEDULE 13D

CUSIP No: 861642 403	Page 4 of 7

issuable pursuant to the Transactions on the New York Stock Exchange, (4) there being no law or injunction prohibiting the consummation of the Transactions, (5) the substantially concurrent consummation of certain debt exchange transactions involving the Talos Entities and Stone, (6) subject to specified materiality standards, the accuracy of the representations and warranties of the other party, (7) compliance by the other party in all material respects with its covenants, and (8) other customary conditions such as expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

The Voting Agreements generally require that each of the Specified Stone Stockholders deliver written consents in respect of, or otherwise vote or cause to be voted, all Stone Common Stock owned by such Specified Stone Stockholder in favor of the Transaction Agreement and against alternative transactions, subject to certain exceptions. Further, in the event that the board of directors of Stone changes its recommendation to the Stone stockholders to vote in favor of the adoption of the Transaction Agreement, as permitted under the Transaction Agreement, the number of shares of Stone Common Stock the Specified Stone Stockholders will be obligated to vote in favor of the Transaction Agreement will be reduced on a pro rata basis such that the total shares of Stone Common Stock required to vote in favor of the Transaction Agreement under the Voting Agreements will not be more than 35% of the total outstanding Stone Common Stock.

The Voting Agreements also prohibit the Specified Stone Stockholders from soliciting alternative acquisition proposals, subject to certain exceptions. The Voting Agreements restrict the Specified Stone Stockholders from selling, transferring or otherwise disposing of Stone Common Stock owned by such Specified Stone Stockholders until the termination of the Voting Agreements, which shall occur upon the earliest to occur of (x) the effective time of the Merger, (y) the termination of the Transaction Agreement in compliance with its terms and (z) by mutual written consent of the parties to the Voting Agreements.

The transactions contemplated by the Transaction Agreement may, if consummated in accordance with its terms, result in any or all of the actions contemplated by subparagraphs (a)-(j) of Item 4 of Schedule 13D, including, without limitation, (i) the Merger, as a result of which the Issuer would become a wholly owned subsidiary of New Sailfish, (ii) the cessation of each existing Issuer director’s role as a director of Issuer, (iii) material changes in the capitalization, dividend policy and corporate structure of the Issuer, (iv) the restatement of the Issuer’s charter and bylaws, (v) the termination of the Issuer’s listing on NYSE and (vi) the termination of the Stone Common Stock’s registration under Section 12(g)(4) of the Exchange Act. Except for the transactions contemplated by the Transaction Agreement, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons listed in Annex A hereto, has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The foregoing descriptions of the Transaction Agreement and the Voting Agreements set forth in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Transaction Agreement and the Voting Agreements, which are incorporated by reference as Exhibit A, Exhibit B and Exhibit C, respectively.

Item 5.	Interest in Securities of the Issuer

(a) and (b). The response of the Reporting Person to rows 7 through 13 on the cover page of this Schedule 13D are incorporated by reference herein.

As of the date hereof, the Reporting Person does not own any shares of Stone Common Stock. However, because of the Specified Stone Stockholders’ obligations under the Voting Agreements, Talos may be deemed to have shared voting power to vote up to an aggregate of 10,563,263 shares of Stone Common Stock in favor of the approval of the adoption of the Transaction Agreement and the approval of the Transactions and the other transactions contemplated by the Transaction Agreement. Thus, for purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Talos may be deemed to be the beneficial owner of an aggregate of 10,563,263 shares of Stone Common Stock.

The shares of Stone Common Stock subject to the Voting Agreements represent 52.8% of the outstanding shares of the outstanding Stone Common Stock, based on a total of 19,999,112 shares of Stone Common Stock outstanding as of November 21, 2017, as represented to the Reporting Person by the Issuer pursuant to the Transaction Agreement.

SCHEDULE 13D

CUSIP No: 861642 403	Page 5 of 7

The filing of this statement on Schedule 13D shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the shares of Stone Common Stock. Pursuant to Rule 13d-4, the Reporting Person disclaims all such beneficial ownership.

(c)    Except as set forth in this Schedule 13D with reference to the Transaction Agreement and the Voting Agreements, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons listed in Annex A hereto, has effected any transaction in the shares of Stone Common Stock during the past 60 days.

(d)    The Reporting Person has no right to receive dividends from, or the proceeds from the sale of, any shares of Stone Common Stock subject to the Voting Agreements. The Reporting Person will have no pecuniary interest in shares of Stone Common Stock unless and until the transactions contemplated by the Transaction Agreement are consummated.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The description of the Transaction Agreement and the Voting Agreements in Item 4 are hereby incorporated into this Item 6 by reference. The copy of the Transaction Agreement included as Exhibit A and the copy of the Voting Agreements included as Exhibit B and Exhibit C are incorporated by reference herein.

Except as set forth herein, there are no contracts, understandings or relationships between the Reporting Person and any other person with respect to the Stone Common Stock.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

Exhibit A	Transaction Agreement, dated as of November 21, 2017, by and among Talos Energy LLC, Talos Production LLC, Stone Energy Corporation, Sailfish Energy Holdings Corporation and Sailfish Merger Sub Corporation (attached as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (File No. 001-12074) filed with the Securities and Exchange Commission on November 21, 2017 and incorporated herein in its entirety by reference).

Exhibit B	Voting Agreement, dated as of November 21, 2017, by and among Talos Energy LLC, Stone Energy Corporation, Franklin Advisers, Inc., as investment manager on behalf of the company stockholders listed therein and, solely for purposes of Section 11, Franklin Advisers, Inc., as investment manager on behalf of JNL/Franklin Templeton Income Fund and FT Opportunistic Destressed Fund, LTD (attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-12074) filed with the Securities and Exchange Commission on November 21, 2017 and incorporated herein in its entirety by reference).

Exhibit C	Voting Agreement, dated as of November 21, 2017, by and among Talos Energy LLC, Sailfish Energy Corporation and MacKay Shields LLC, in its capacity as investment manager on behalf of the company stockholders and, to the extent expressly set forth therein, in its individual capacity (attached as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-12074) filed with the Securities and Exchange Commission on November 21, 2017 and incorporated herein in its entirety by reference).

SCHEDULE 13D

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 1, 2017

TALOS ENERGY LLC

By:	/s/ William S. Moss III
William S. Moss III
Senior Vice President & General Counsel

SCHEDULE 13D

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Annex A

Directors and Executive Officers of Reporting Person

The name and citizenship of each director and executive officer of the Reporting Person are set forth below. The business address of each person listed below is c/o Talos Energy LLC, 500 Dallas Street, Suite 2000, Houston, Texas 77002. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation or Employment	Citizenship

Directors

Gregory Beard	Senior Partner, Apollo Global Management, LLC	United States

Christine Hommes	Principal, Apollo Global Management, LLC	United States

Robert Tichio	Partner, Riverstone Holdings LLC	United States

Olivia C. Wassenaar	Managing Director, Riverstone Holdings LLC	United States

Timothy S. Duncan	President and Chief Executive Officer of Talos	United States

Executive Officers

Timothy S. Duncan	President and Chief Executive Officer	United States

Stephen E. Heitzman	Executive Vice President and Chief Operating Officer	United States

John A. Parker	Executive Vice President – Exploration	United States

William S. Moss, III	Senior Vice President and General Counsel	United States

Michael L. Harding	Senior Vice President and Chief Financial Officer	United States